Exhibit A

Press Release

Ceragon Introduces Revolutionary IP-20 Platform – November 5, 2013

Ceragon Introduces the Revolutionary IP-20 – a Single Platform Serving All Radio
Transport Technologies

SDN-ready platform contains a rich product line for wireless backhaul and fronthaul powered by a common software-defined engine

Paramus, New Jersey, November 5, 2013 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 high-capacity wireless hauling specialist, today announced its new, ultra-high capacity platform for HetNet hauling – the IP-20. Designed to meet the constantly evolving needs of network operators, Ceragon’s IP-20 is a service-centric, SDN-ready wireless platform containing a rich product line for backhaul and fronthaul. Built around a powerful software-defined engine, the IP-20 platform supports any radio transmission technology mix, any network topology and any configuration.

Serving the entire hauling ecosystem – from small cells, through super-sized macro cells in the aggregation layer, to hybrid TDM/IP trunk solutions for high capacity backbones – the platform provides a common, programmable architecture for all of Ceragon’s next-generation FibeAir® and Evolution products.  A new high-performance operating system, CeraOS, provides a complete set of service-centric features and performance-boosting capabilities across the entire IP-20 product series. CeraOS creates a cohesive, easy to operate and simple to manage approach for building, expanding and maintaining wireless backhaul and fronthaul networks.

“The IP-20 platform sets a new industry benchmark for microwave-based backhaul and fronthaul solutions,” said Ira Palti, President and CEO of Ceragon Networks. “This game-changing technology reinforces our position as the number 1 wireless hauling specialist. With the IP-20 platform, our customers can smoothly transition to 4G/LTE/LTE-A, while preparing for future SDN architectures.”

The IP-20 product series has already been successfully deployed with selected customers around the world.

Visit ceragon.com for more information about Ceragon’s IP-20 Platform and its advanced IP-20 Product Series.

Press Release

Ceragon Introduces Revolutionary IP-20 Platform – November 5, 2013

Read more about Ceragon’s IP-20 platform and related products:

•	FibeAir IP-20N – a multi-radio technology aggregation node featuring up to 10 radio carriers in a modular 2 radio unit (2RU) design

•	FibeAir IP-20G – a multi-radio technology edge node featuring a low-footprint, fixed design for simple and reliable installation

•	FibeAir IP-20S – a compact single-core radio node

•	FibeAir IP-20LH – a versatile multi-carrier trunk node ideal for both all-indoor and split-mount configurations using Ceragon’s proven HP radios

•	Evolution IP-20LH – a versatile multi-carrier trunk node ideal for both all-indoor and split-mount configurations using Ceragon’s proven Evolution radios

•	FibeAir IP-20C – a unique Gigabit-in-a-Box compact all-outdoor multi-core node

•	FibeAir IP-20A – a NEBS-compliant, ultra-high power all-indoor solution tailored for the North American market

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 high-capacity wireless hauling specialist.  We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Media Contact:	Media Contact:	Company & Investor Contact:
Justine Schneider	Abigail Levy-Gurwitz	Yoel Knoll
Calysto Communications	Ceragon Networks	Ceragon Networks
Tel: +1-(404)-266-2060 x507	Tel: +1-(201)-853-0271	Tel. +1-(201)-853-0228
jschneider@calysto.com	abigaill@ceragon.com	yoelk@ceragon.com

Press Release

Ceragon Introduces Revolutionary IP-20 Platform – November 5, 2013

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries.  Other names mentioned are owned by their respective holders.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with unexpected changes in customer demand, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Ceragon’s website at www.ceragon.com